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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)*


                                  SQA, INC.
        -------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
             ---------------------------------------------------
                       (Title of Class of Securities)

                                  784637100
                  -----------------------------------------
                               (CUSIP Number)


   PAUL D. LEVY, RATIONAL SOFTWARE CORPORATION, 2800 SAN TOMAS EXPRESSWAY,
--------------------------------------------------------------------------------
                    SANTA CLARA, CA 95051  (408) 496-3600
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                              November 12, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 1 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RONALD H. NORDIN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA

------------------------------------------------------------------------------



                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          123,247(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             123,247(1) (Subject to the restrictions set forth in
                          that certain Affiliate Agreement dated November 12,
      PERSON              1996 filed as Exhibit 5 to this Schedule 13D)

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                    10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      123,247(1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      1.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
(1) Includes 95,217 shares of Common Stock issuable pursuant to stock options that are currently exercisable or will become exercisable within 60 days of November 12, 1996. Includes 12,000 shares of Common Stock held by Mr. Nordin's spouse, as to which Mr. Nordin disclaims beneficial ownership.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 2 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JAMES P. CLUCHEY

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      CANADA

------------------------------------------------------------------------------



                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          13,950(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             13,950(1)

     PERSON        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      13,950(1)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.15%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------
(1) Includes 13,350 shares of Common Stock issuable pursuant to stock options that are exercisable or will become exercisable within 60 days of November 12, 1996.

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 3 OF 11 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      DEBRA S. TERNOVE

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]
 5


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.

------------------------------------------------------------------------------



                          SOLE VOTING POWER
                     7
     NUMBER OF            -0-

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             -0-

     PERSON        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
      WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      -0-

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.0%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 4 OF 11 PAGES
-----------------------                                  ---------------------

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Rational Software Corporation, Highland Capital Partners II Limited Partnership or its Managing General Partner Highland Management Partners II Limited Partnership, Aegis Select Limited Partnership, Aegis II Limited Partnership, North Bridge Venture Partners or its Managing General Partner, North Bridge Venture Management L.P., Ronald H. Nordin, Thomas F. Bogan, Frederick J. Ciaramaglia, William T. Dedrick, Roger
A. Hodskins, David J. Orfao, Eric L. Schurr, Edward T. Anderson, Thomas I. Csathy, Ted R. Dintersmith, Jerald G. Fishman, Debra S. Ternove, James P. Cluchey, or Paul A. Maeder (collectively, the "SQA Stockholders") that it or
                                               ----------------
he is the beneficial owner of any of the Common Stock referred to herein, other than shares of SQA Common Stock issued and outstanding and owned of record by the aforementioned persons as of the date hereof, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"),
                                                                       ---
or for any other purpose, and such beneficial ownership is expressly disclaimed. Any information contained herein as to any Individual has been provided by such Individual, and any information contained herein as to Rational Software Corporation has been provided by Rational Software Corporation.

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.01 per share ("Issuer Common Stock"), of SQA, Inc., a Delaware corporation
            -------------------
("Issuer").  The principal executive offices of Issuer are located at One
  ------
Burlington Woods, Burlington, Massachusetts 01803.

ITEM 2.  IDENTITY AND BACKGROUND.

     The names of the people filing this statement are Rational Software Corporation, a Delaware corporation ("Rational"), Highland Capital Partners II
                                      --------
Limited Partnership and its Managing General Partner is Highland Management Partners II Limited Partnership, Aegis Select Limited Partnership, Aegis II Limited Partnership, North Bridge Venture Partners and its Managing General Partner North Bridge Venture Management, L.P., Ronald H. Nordin, Thomas F. Bogan, Frederick J. Ciaramaglia, William T. Dedrick, Roger A. Hodskins, David J. Orfao, Eric L. Schurr, Edward T. Anderson, Thomas I. Csathy, Ted R. Dintersmith, Jerald G. Fishman, Paul A. Maeder, Debra S. Ternove, and James P. Cluchey. The address of the principal office and principal business of Rational is 2800 San Tomas Expressway, Santa Clara, California 95051. Rational develops, markets and supports a comprehensive solution for the component-based development of software systems. Set forth in Schedule A is a list of each of Rational's directors and executive officers, as of the date hereof, along with the present principal occupation or employment of such directors and executive officers, their respective citizenship and the name, principal business and address of any corporation or other organization other than Rational in which such employment is conducted. Set forth in Schedule B is a list of each the SQA Stockholders, their business address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and their citizenship.

     During the past five years neither Rational nor any of the SQA Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Also during the past five years neither Rational nor any of the SQA Stockholders nor, to Rational's knowledge, any person named in Schedule A to this statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 5 OF 11 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1997


                       /s/  Ronald H. Nordin
                       ---------------------
                       Ronald H. Nordin

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 6 OF 11 PAGES
-----------------------                                  ---------------------
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1997


                       /s/ Debra S. Ternove
                       --------------------
                       Debra S. Ternove

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 7 OF 11 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 1997


                       /s/ James P. Cluchey
                       --------------------
                       James P. Cluchey

                                SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 8 OF 11 PAGES
-----------------------                                  ---------------------

                                   SCHEDULE B

                                  Principal Occupation or         Name and Address of Corporation or
      Individual                        Employment               Other Organization in Which Employed   Citizenship
--------------------------    -------------------------------    ------------------------------------   -----------

Ronald H. Nordin              President                          SQA, Inc.                              Canada
                                                                 One Burlington Woods
                                                                 Burlington, MA 01803

Frederick J. Ciaramaglia      Vice President, Research and       SQA, Inc.                              U.S.
                              Development                        One Burlington Woods
                                                                 Burlington, MA 01803


William T. Dedrick            Vice President, U.S. Sales         SQA, Inc.                              U.S.
                                                                 One Burlington Woods
                                                                 Burlington, MA 01803

Roger A. Hodskins             Vice President, Enterprise         SQA, Inc.                              U.S.
                              Partners                           One Burlington Woods
                                                                 Burlington, MA 01803


Eric L. Schurr                Vice President, Product            SQA, Inc.                              U.S.
                              Management and Marketing           One Burlington Woods
                                                                 Burlington, MA 01803


Thomas F. Bogan               Senior VP, Finance and Chief       SQA, Inc.                              U.S.
                              Financial Officer                  One Burlington Woods
                                                                 Burlington, MA 01803


David J. Orfao                Senior VP, Worldwide Sales and     SQA, Inc.                              U.S.
                              Support                            One Burlington Woods
                                                                 Burlington, MA 01803


James P. Cluchey              Vice President, Managing           SQA, Inc.                              Canada
                              Director of European Operations    One Burlington Woods
                                                                 Burlington, MA 01803


Debra S. Ternove              Vice President, Human              SQA, Inc.                              U.S.
                              Resources                          One Burlington Woods
                                                                 Burlington, MA 01803


Edward T. Anderson            General Partner                    North Bridge Venture Capital           U.S.
                                                                 404 Wyman Street
                                                                 Waltham, MA 02154

Thomas I. Csathy              President                          T.I. Csathy Associates, Inc.           Canada
                                                                 60 MacNabb Place
                                                                 Rockcliffe Park, Ontario
                                                                 K1L 8J4 Canada

Ted R. Dintersmith            General Partner                    Charles River Ventures                 U.S.
                                                                 Bay Colony Corporate Center
                                                                 1000 Winter Street, Suite 3300


-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 9 OF 11 PAGES
-----------------------                                  ---------------------


                                  Principal Occupation or         Name and Address of Corporation or
      Individual                        Employment               Other Organization in Which Employed   Citizenship
--------------------------    -------------------------------    ------------------------------------   -----------


Jerald G. Fishman             President                          Analog Devices                         U.S.
                                                                 One Technology Way
                                                                 P.O. Box 9106
                                                                 Norwood, MA 02062


Paul A. Maeder                General Partner                    Highland Capital Partners        U.S.
                                                                 Two International Place, 22nd Floor
                                                                 Boston, MA 02110

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 10 OF 11 PAGES
-----------------------                                  ---------------------


                                   SCHEDULE C

Individual                                                                    Percentage of
                                                                          Outstanding Shares of
                                         Number of Shares Issuer of      Issuer  Common Stock as
          Individual                  Common Stock Beneficially Owned      of November 12, 1996
----------------------------------    -------------------------------    ------------------------

Highland Capital Partners II                  628,180                              6.59%
Limited Partnership or its
 Managing General Partner,
 Highland Management Partners II
 Limited Partnership

Aegis Select Limited Partnership              109,290                              1.15%
 & Aegis II Limited Partnership

North Bridge Venture Partners or              506,363                              5.32%
 its Managing General Partner,
 North Bridge Venture
 Management, L.P.

DIRECTORS
-----------------------------------

Edward T. Anderson                             43,547                              0.46%

Ted R. Dintersmith                             14,642                              0.15%

Paul A. Maeder                                 73,832                              0.78%

Thomas I. Csathy                                1,000                              0.01%

OFFICERS
-----------------------------------

Ronald H. Nordin                              123,247   (includes right to         1.41%
                                                           acquire 95,217)

Frederick J. Ciaramaglia                      14,070    (includes right to         0.15%
                                                           acquire 12,320)

William T. Dedrick                             2,640    (includes right to         0.03%
                                                            acquire 2,640)

Roger A. Hodskins                              4,519    (includes right to         0.05%
                                                            acquire 4,225)

Eric L. Schurr                                 4,130    (includes right to         0.04%
                                                            acquire 4,130)

David J. Orfao                                20,000    (includes right to         0.21%
                                                           acquire 20,000)

James P. Cluchey                              13,950    (includes right to         0.15%
                                                           acquire 13,350)

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 784637100                                      PAGE 11 OF 11 PAGES
-----------------------                                  ---------------------

                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this amended schedule to be signed on its behalf by the undersigned thereunto duly authorized.

Date: January 13, 1997

                            RATIONAL SOFTWARE CORPORATION


                            By:  /s/ Timothy A. Brennan
                                 ------------------------------------------
                                 Timothy A. Brennan
                                 Vice President, Finance and Administration